UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number: 001-32557

FRONTEER DEVELOPMENT GROUP INC.
(Translation of registrant's name into English)

1650 - 1055 West Hastings St., Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting agreement dated May 16, 2006

99.2	Amended qualification certificate Gary Giroux Agi Dagi technical report

99.3	Amended qualification certificate Gary Giroux Kirazli technical report

99.4	Amended qualification certificate Ian Cunningham-Dunlop Agi Dagi technical report

99.5	Amended qualification certificate Ian Cunningham-Dunlop Kirazli technical report

99.6	News release dated June 7, 2006: Metallurgical Tests Confirm Excellent Gold Recoveries at Agi Dagi and Kirazli Gold Deposits

99.7	Amended employment agreement for Mark O'Dea President & CEO

99.8	Amended employment agreement for Sean Tetzlaff, VP Finance, CFO & Corporate Secretary

99.9	Amended employment agreement for Rick Valenta, VP Exploration and Chief Operating Officer

99.10	Amended employment agreement for Ian Cunningham-Dunlop, Exploration Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: June 8, 2006	By:	/s/ Sean Tetzlaff
Sean Tetzlaff

	Title:	CFO & Corporate Secretary